UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Change of Auditor

On November 2, 2023, Golden Heaven Group Holdings Ltd. (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same day. Assentsure replaced B F Borgers CPA PC (“BFB”), the former independent registered public accounting firm of the Company, whose tenure expired after BFB completed its review of the Company’s unaudited condensed consolidated financial statements as of March 31, 2023 and for the six months ended March 31, 2023. The appointment of Assentsure and the non-reappointment of BFB were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company. The Company’s decision was not a result of any disagreement between the Company and BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BFB served as the Company’s independent public accounting firm since November 2021. The audit report of BFB on the consolidated financial statements of the Company as of September 30, 2022 and 2021 and for the fiscal years ended September 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of BFB, there had been no disagreements with BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BFB’s satisfaction, would have caused BFB to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of BFB, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided BFB with a copy of the above disclosure and requested that BFB furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statement. A copy of BFB’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of B F Borgers CPA PC to the U.S. Securities and Exchange Commission dated November 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: November 8, 2023	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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